UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

TRXADE GROUP, INC.
(Name of Issuer)

Common Stock, $0.00001 par value per share
(Title of Class of Securities)

89846A207
(CUSIP Number)

Suren Ajjarapu
3840 Land O’ Lakes Blvd Land O’ Lakes, Florida 34639
(800) 261-0281
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 12, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89846A207	Schedule 13D	Page 2 of 6

1.	Name of Reporting Person Suren Ajjarapu
2.	Check the Appropriate Box if a Member of a Group. (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). [ ] .
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,542,724 shares*
	8.	Shared Voting Power 675,000 shares
	9.	Sole Dispositive Power 1,542,724 shares*
	10.	Shared Dispositive Power 675,000 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,217,724 shares*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. [ ]
13.	Percent of Class Represented by Amount in Row (11) 28.8%
14.	Type of Reporting Person IN

* Includes 5,208 shares of Common Stock issuable upon exercise of the Options described below.

CUSIP No. 89846A207	Schedule 13D	Page 3 of 6

1.	Name of Reporting Person Sandhya Ajjarapu
2.	Check the Appropriate Box if a Member of a Group. (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). [ ]
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 675,000 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 675,000 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 675,000 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. [ ]
13.	Percent of Class Represented by Amount in Row (11) 8.8%
14.	Type of Reporting Person IN

CUSIP No. 89846A207	Schedule 13D	Page 4 of 6

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on December 31, 2014, as amended by Amendment No. 1 thereto, filed with the Commission on April 21, 2020 (as amended to date, the “Schedule 13D”), by Suren Ajjarapu and Sandhya Ajjarapu, each a “Reporting Person” and collectively, the “Reporting Persons.” Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and modified to include the following (which shall be in addition to the information previously included in the Schedule 13D):

In April 2018, Mr. Ajjarapu, through an entity which he owned, entered into an agreement with a third party to purchase certain shares of common stock of Nexgen Memantine, Inc. (“Nexgen”). The purchase price for the shares was $1.5 million, which amount was due prior to December 31, 2019. In order to secure the payment of the purchase price, Mr. Ajjarapu provided the seller a security interest in, and pledged into escrow, 212,500 of his shares of the Company’s common stock. Mr. Ajjarapu retained all voting and other rights associated with the pledged stock. The purchase agreement provided that if the purchase price was not paid on December 31, 2019, an amount of Mr. Ajjarapu’s shares equal in value to $1.5 million, based on 30-day average stock prices, would be transferred to the seller to satisfy the $1.5 million obligation. The purchase price was not paid on December 31, 2019, and Mr. Ajjarapu, effective on June 12, 2020, transferred 201,613 shares of the Company’s common stock to the seller, based on a 30-day average stock price of $7.44, to satisfy the stock purchase obligation.

Item 5. Interest in Securities of the Issuer

(a) As of the close of business on June 15, 2020, the Reporting Persons beneficially own in aggregate 2,217,724 shares of Common Stock representing 28.8% of the 7,702,335 shares of the Company’s issued and outstanding Common Stock on such date. As of the close of business on June 15, 2020, Mr. Ajjarapu beneficially owns an aggregate of 1,542,724 shares of Common Stock representing 20.0% of the shares of the Company’s issued and outstanding Common Stock on such date and Ms. Ajjarapu beneficially owns an aggregate of 675,000 shares of Common Stock representing 8.8% of the shares of the Company’s issued and outstanding Common Stock on such date.

The number of shares beneficially owned by Mr. Ajjarapu as described above includes (i) 1,117,724 shares owned directly by Mr. Ajjarapu (including 49,020 shares of Common Stock subject to forfeiture in the event the Company does not meet certain performance metrics as of December 31, 2020 (see Item 3 to the Schedule 13D)), (ii) 675,000 shares owned by Ms. Ajjarapu, which Mr. Ajjarapu also claims beneficial ownership of, (iii) 212,500 shares owned by the Surendra Ajjarapu Revocable Trust of 2007, which Mr. Ajjarapu is deemed to beneficially own as trustee of such trust, (iv) 212,500 shares owned by the Sandhya Ajjarapu Revocable Trust of 2007, which Mr. Ajjarapu is deemed to beneficially own as trustee of such trust and (v) options to purchase 5,208 shares of Common Stock granted in 2019, that are exercisable within 60 days of the date of this filing, which have an exercise price of $0.44 per share and an expiration date of May 13, 2029 (the “Options”). The number does not include 94,792 shares of Common Stock issuable upon exercise of options which do not vest within 60 days of this filing, which vest quarterly at the rate of 1,042 shares per quarter, which have an exercise price of $2.64 per share and an expiration date of May 13, 2029.

(b) Mr. Ajjarapu has the sole power to vote or to direct the vote of 1,542,724 shares of Common Stock and shared power to vote or direct the vote of 675,000 shares of Common Stock. Mrs. Ajjarapu has the sole power to vote or to direct the vote of no shares of Common Stock and shared power to vote or direct the vote of 675,000 shares of Common Stock.

CUSIP No. 89846A207	Schedule 13D	Page 5 of 6

(c) See Item 3, above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by the Reporting Persons.

(e) N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In April 2018, Mr. Ajjarapu, through an entity which he owned, entered into an agreement with a third party to purchase certain shares of common stock of Nexgen Memantine, Inc. (“Nexgen”). The purchase price for the shares was $1.5 million, which amount was due prior to December 31, 2019. In order to secure the payment of the purchase price, Mr. Ajjarapu provided the seller a security interest in, and pledged into escrow, 212,500 of his shares of the Company’s common stock. Mr. Ajjarapu retained all voting and other rights associated with the pledged stock. The purchase agreement provided that if the purchase price was not paid on December 31, 2019, an amount of Mr. Ajjarapu’s shares equal in value to $1.5 million, based on 30-day average stock prices, would be transferred to the seller to satisfy the $1.5 million obligation. The purchase price was not paid on December 31, 2019, and Mr. Ajjarapu, effective on June 12, 2020, transferred 201,613 shares of the Company’s common stock to the seller, based on a 30-day average stock price of $7.44, to satisfy the stock purchase obligation.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement dated December 31, 2014, by and between Suren Ajjarapu and Sandhya Ajjarapu

(1)	Filed as Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on December 31, 2014 and incorporated by reference herein.

CUSIP No. 89846A207	Schedule 13D	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 16, 2020

/s/ Suren Ajjarapu
Suren Ajjarapu

/s/ Sandhya Ajjarapu
Sandhya Ajjarapu